September 2, 2025

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 8 to Offering Statement on Form 1-A
Filed July 9, 2025
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 9 (“Amendment No. 9”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023, as amended (together, the “Form 1-A”). Amendment No. 9 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated August 7, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 8 to Offering Statement on Form 1-A

Cover Page

1.

Comment: We note to your response to prior comment 3 and reissue in part. Your disclosure in footnote 1 of your cover page indicates that numbers in the indicated column represent “the number of Class A shares issuable as Merger Consideration to holders of Class A shares originally issued in a Tier 2 Regulation A offering of the applicable Target Issuer.” However, there appear to be discrepancies between the numbers of Class A shares listed on the cover page and the number of Class A shares originally issued in the applicable Tier 2 Regulation A offerings. For example, your Series 048 offering qualified 38,850 Class A ordinary shares, but the number of shares listed for Series 048 of the current registration statement is 40,351 shares. Please reconcile your disclosure here and wherever else applicable.

Response: The Company has adjusted the number of class A shares listed on the cover page and elsewhere in the 1-A to correct any prior errors and align with the footnote disclosure. Masterworks also calculates the net asset value or “NAV” of each Target Issuer and issues Management Fee Shares on a quarterly basis so any relevant metrics in the 1-A have been updated as of June 30, 2025.

Series Offering Table, page 1

2.

Comment: Please include a column for SPC ordinary shares held by Masterworks and ensure that the share columns in the table reconcile to the adjusted total shares outstanding column. Also, please do not refer to any share totals as being pro forma (e.g., pages 1 and 18), unless they are prepared in accordance with Article 11 of Regulation S-X and the SPC ordinary shares held by Masterworks will be converted into Class A ordinary shares in conjunction with this Offering and the Restructuring Transactions.

Response: The Company has added a column for SPC ordinary shares held by Masterworks and confirmed that the share columns in the table reconcile to the adjusted total shares outstanding column. The Company has also removed the references to “pro forma” information identified by the Staff.

The Restructuring Transactions

Detailed Restructuring Steps, page 15

3.

Comment: Due to the SPC ordinary shares held by Masterworks, it does not appear that the Target Issuer has 100% of the issued and outstanding shares of the segregated portfolio of Masterworks Cayman SPC. Please revise your disclosures throughout the offering statement or advise. Also, revise your organizational structure diagrams and disclosures throughout the offering statement to separately show for each segregated portfolio the number and percentage of SPC ordinary shares held by:

●	the Target Issuer and
●	Masterworks.

Response: The Company has revised its disclosure and diagrams beginning on page 15 of Amendment No. 9.

Description of Shares

Masterworks Cayman Segregated Portfolio Capitalization and Distributions, page 34

4.

Comment: You disclose that each segregated portfolio shall have the exact number of SPC ordinary shares outstanding as the number of Class A shares outstanding of the applicable surviving series and the surviving series will hold 100% of such SPC ordinary shares. If true, when Masterworks is issued Management Fee Shares in the form of SPC ordinary shares, disclose:

●	who receives an equivalent number of Class A ordinary shares and
●	how the surviving series can hold 100% of the SPC ordinary shares, when Masterworks holds some of them.

If not true, revise your disclosures throughout the offering statement accordingly.

Response: The Company has revised its disclosure throughout the 1-A. The surviving series will hold all SPC ordinary shares of the applicable segregated portfolio except for any SPC ordinary shares issued as Management Fee Shares to Masterworks.

Part III - Exhibits, page II-1

5.	Comment: Please update Exhibit 2.3 to include the contemplated plan of conversion. Additionally, please file the certificates of conversion of Masterworks Vault 10, LLC reflecting the post-restructuring conversion of the company from a Texas series limited liability company to a Delaware series limited liability company.

Response: The Company has updated Exhibit 2.3 and added the relevant exhibits to reflect the post-restructuring conversion of the company from a Texas series limited liability company to a Delaware series limited liability company.

General

6.

Comment: We note your disclosure on page v with respect to your intent to incorporate by reference certain disclosures related to the Target Issuers. Further, we note your disclosure on page 55 related to your incorporation by reference practices, “[a]ny statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the offering circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the offering circular, except as so modified or superseded. For additional information on documents incorporated by reference herein, see ‘Incorporation of Certain Information by Reference.’” Please provide your analysis as to how your disclosures comply with Instruction III (a) through (d) of Form 1-A. Please also address in your analysis whether all of the disclosures from 2021 that you intend to incorporate by reference remain accurate and relevant to this offering statement.

Response: The incorporation of reference of certain disclosure related to the Target Issuers complies with Instruction III (a) through (d) of Form 1-A (each subsection, an “Instruction”):

Firstly, the Company’s disclosures comply with Instruction III(a)(1) since the Company’s incorporation by reference is limited to other documents previously filed on EDGAR and is limited to Items 2-14 of Part II and Part F/S since it follows the offering circular format. The disclosures comply with Instruction III(a)(2) as the Company has filed with the SEC all reports and other materials required to be filed, if any, pursuant to Rule 257 during the period the Company was required to file such reports, the Company will make the financial statements available on the Masterworks website prior to the qualification of the Form 1-A as indicated on page v of Amendment No. 9 and the 1-A also states that the Company will provide to each holder of securities a copy of the financial statements information upon written or oral request at no cost to the requester. In addition, the Company includes the statement referenced in Instruction III(2)(c) on page v of Amendment No. 9.

The Company’s disclosure complies with the requirements of Instruction III(b) in the Incorporation of Certain Information by Reference table on page v (the “Table”) which clearly identifies the information incorporated and provides hyperlinks to such information. The Company’s disclosure complies with the prohibition in Instruction III(c) since no reference is made to incorporation by reference to any document that is not available on EDGAR.

Instruction IIII(d) requires an issuer to disclose in the filing the text and date of any substantive modification to the text of any document incorporated by reference that has been substantively modified. Any substantive modification to a document filed by a Target Issuer has been filed on EDGAR as either an Offering Circular Supplement or Form 1-U and all of such filings are included in the Table along with their filing dates. The Company believes it would be overly lengthy, confusing and of no practical benefit to investors to repeat the text in such filings within the body of the Offering Circular describing the changes that have occurred, particularly when such descriptions are readily available in the hyperlinked documents incorporated by reference. The Company has clarified the disclosures referenced by the Staff in the Comment to ensure that participants understand that to the extent a document incorporated by reference has been substantively modified, the date of such modification and a description of such modification will be included in the Form 1-U or Offering Circular Supplement, as applicable, included in the table on page v.

The Company believes the disclosure incorporated by reference to older filings, such as those made in 2021, is relevant and, except for substantive modifications and material updates reflected in Offering Circular Supplements and Form 1-Us, such disclosures generally remain accurate and relevant. The business and operations of Target Issuers is highly circumscribed and they operate in accordance with the disclosures in the original Offering Circulars in all material respects. In this respect, all Target Issuers referenced in the Offering Circular continue to own and maintain the artwork described in the Target Issuer’s original Offering Circular and all aspects relating to the acquisition of the artwork, including its provenance and purchase price remain unchanged. With very few exceptions, all of which are described in Offering Circular Supplements and Form 1-Us referenced in the preceding paragraph, there have been no material changes to the fundamental aspects of the investment in the Class A shares of the Target Issuers subsequent to their respective initial Regulation A offerings and the investment risks, economic arrangements, governance structure, management, etc. have not changed in any material respects subsequent to such Regulation A offerings.

7.	Comment: We note your response to prior comment 8 and revised disclosure on page 11, and specifically your references to the note to paragraph (d)(2)(i)(C) of Rule 251. That note specifically addresses a situation where “securities underlying warrants or convertible securities are being qualified pursuant to Tier 2 of Regulation A one year or more after the qualification of an offering for which investment limitations previously applied.” The Offering and Restructuring Transactions do not involve “securities underlying warrants or convertible securities.” Please remove those references or explain how the discussion of the note is relevant and appropriate.

Response: The Company has removed the references from Amendment No. 9. However, the Company believes the Note to Paragraph (D)(2)(I(C) (the “Note”) of Rule 251 under the Securities Act is relevant in part to the qualified purchaser analysis. This transaction involves securities that are issued pursuant to pre-existing rights with no requirement for a shareholder vote and is therefore analogous in many respects to a transaction that involves securities underlying warrants or convertible securities.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission Scott Stringer/U.S. Securities and Exchange Commission
Rufus Decker/U.S. Securities and Exchange Commission